Tidal Royalty Corp.
161 Bay St., Suite 4010
Toronto, ON
Canada M5J 2S1

December 18, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:                             Tidal Royalty Corp.
Amendment No. 1 to Registration Statement on Form 20-F
Filed on November 29, 2018
File No. 000-55992

Dear Ms. Livingston and Mr. Clampitt:

Set forth below are the responses of Tidal Royalty Corp., a British Columbia (Canada) corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2018 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 20-F filed with the Commission on November 29, 2018, File No. 000-55992 (“Amendment No. 1”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement on Form 20-F (“Amendment No. 2”).

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement, as amended by Amendment No. 2.

Amendment to Form 20-F filed November 29, 2018

Item 3 - Key Information
D. Risk Factors, page 4

1.                                      Please add a new risk factor on the risks related to having a going concern audit opinion.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added a risk factor titled “We cannot assure you that we will achieve or maintain profitable operations and our auditors have in the past issued a “going concern” audit opinion” to Amendment No. 2 under the subheading “Risks Relating to an Investment in our

Common Shares” in Item 3.D. In addition, though the audit opinion for the Company’s 2017/2016 financial statements contains the going concern note, the audit opinion for the Company’s 2018/2017 financial statements does not contain such going concern note and, as such, the risk factor addresses the historical nature of the going concern note.

Item 4. Information On The Company
Portfolio, page 18

2.                                      We restate prior comment 17 in part.  For Diem, clarify when the royalty starts or advise.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have expanded the disclosure on the anticipated commencement of royalty payments, which per the terms of the agreement are structured as lease payments, under the heading “Portfolio” in Item 4.B.

3.                                      We note the revised disclosure in response to comment 16 that financing will be advanced at “various stages of development of operations,” and restate the comment in part.  Please disclose any specific milestones or timelines related to the $12.5 million.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have expanded the disclosure with respect to milestones and timelines under the heading “Portfolio” in Item 4.B.

Item 8 Financial Information
A. Financial Statements and Other Financial Information, page 42

4.                                      Please revise the reference in (b) to refer to the statements of changes in deficiency in your next amendment.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have revised the reference in (b) to refer to the statements of changes in deficiency.

Item 19. Exhibits, page 60

5.                                      We note the response to comment 28 and the two employment agreements are verbal in nature and so are not filed as exhibits.  Pursuant to Instruction 10(b)(iii)(A) to Item 601 of Regulation S-K, please file written descriptions of the agreements as exhibits.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have filed written descriptions of the verbal agreements with Mr. Rosen and Mr. Livesley-James as Exhibit 10.2 and Exhibit 10.3, respectively.

Report of Independent Registered Public Accounting Firm, page F-2

6.                                      Please include a new Report of Independent Registered Public Accounting Firm in your next amendment indicating the name of the audit firm and include an audit firm signature.  Refer to Rule 2-02 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have included a new report which includes the audit firm name and signature on page F-2.

Financial Statements
Significant Accounting Policies, page F-8

7.                                      We note your advertising and promotion expenses were material in 2018.  Please revise your next amendment to disclose your accounting policy for the recognition and measurement of advertising and promotion expenses.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have added disclosure regarding our accounting policy in new note 3(j) on page F-13.

Note 10. Income Taxes, page F-22

8.                                      We note your disclosure that, as of July 31, 2018, the Company has non-capital losses carried forward of approximately $5,821,000, which is not consistent with the disclosure of the amount of losses expiring by year of $6,618,500.  Please revise your next amendment to address this inconsistency.

Response:

We acknowledge the Staff’s comment and, in response thereto, we have corrected this inconsistency on page F-22.

*****

Please direct any questions that you have with respect to the foregoing to Stefania Zilinskas of Tidal Royalty Corp. at (647) 267-0555 or Stephen Morrissey of Duane Morris LLP at (215) 979-1267.

Sincerely,

Tidal Royalty Corp.

By:	/s/ Stefania Zilinskas
Name: Stefania Zilinskas
Title: General Counsel